Exhibit 99.2

Appendix 3H - Notification of cessation of securities

Announcement Summary

Entity name

RADIOPHARM THERANOSTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Tuesday February 25, 2025

Details of +securities that have ceased

ASX +security code	Security description	Number of +securities that have ceased	The +securities have ceased due to	Date of cessation

RADAAA	OPTION EXPIRING 24-FEB-2025 EX $0.05	149,925,040	Expiry of option or other convertible security without exercise or conversion	24/02/2025

Refer to next page for full details of the announcement

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Appendix 3H - Notification of cessation of securities

Part 1 - Announcement Details

1.1	Name of +Entity

RADIOPHARM THERANOSTICS LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type	Registration Number

ACN	647877889

1.3 ASX issuer code

RAD

1.4 The announcement is

New announcement

1.5 Date of this announcement

25/2/2025

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Appendix 3H - Notification of cessation of securities

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

RADAAA : OPTION EXPIRING 24-FEB-2025 EX $0.05

Unquoted +equity securities that have ceased Number of securities that have ceased

149,925,040

Reason for cessation

Expiry of option or other convertible security without exercise or conversion

Date of cessation	Is the entity paying any consideration for the cessation?

24/2/2025	No

Any other information the entity wishes to notify to ASX about the cessation?

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Appendix 3H - Notification of cessation of securities

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

3.1	Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue

RADO : OPTION EXPIRING 30-NOV-2026	79,352,040

RAD : ORDINARY FULLY PAID	2,333,980,142

RADOA : OPTION EXPIRING 24-AUG-2026	818,890,534

3.2	Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

RADAK : OPTION EXPIRING 01-JUN-2027 EX $0.60	1,666,500

RADAE : OPTION EXPIRING 25-NOV-2025 RESTRICTED	5,700,006

RADAN : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	209,316,866

RADAJ : OPTION EXPIRING 01-JUL-2027 EX $0.17	13,137,976

RADAF : OPTION EXPIRING 25-NOV-2026 RESTRICTED	8,666,678

RADAG : OPTION EXPIRING 25-NOV-2026 EX $0.60	5,066,672

RADAH : OPTION EXPIRING 22-DEC-2025 EX $0.60	400,000

RADAI : OPTION EXPIRING 27-MAY-2027 EX $0.60	740,000

RADAP : OPTION EXPIRING 24-APR-2028 EX $0.09	8,955,224

RADAAA : OPTION EXPIRING 24-FEB-2025 EX $0.05	0

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

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